Exhibit 99.3

Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Jun 25, 2016	Dec 31, 2015
Assets
Current assets
Cash		$12	$9
Accounts receivable	3	166	135
Tax receivable		1	2
Inventory	4	188	181
Prepaids		7	10

		374	337
Non-current assets
Property, plant and equipment		1,239	1,260
Intangible assets		20	18
Deferred income tax assets		5	5
Other assets	5	16	15

		1,280	1,298

		$1,654	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$198	$201
Tax payable		2	2
Current portion of long-term debt	6	200	—

		400	203
Non-current liabilities
Long-term debt	6	545	745
Other long-term debt	3	—	30
Other liabilities	7	45	31
Deferred income tax liabilities		111	107

		701	913

Shareholders’ equity	8	553	519

		$1,654	$1, 635

(See accompanying notes)

Commitments and Contingencies (note 13)

Consolidated Statements of Earnings

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions, except per share information)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Sales	15	$447	$365	$831	$716
Cost of sales	9	(353)	(344)	(675)	(677)
General and administrative expenses		(3)	(3)	(5)	(6)
Depreciation and amortization	15	(24)	(22)	(45)	(43)

Operating income (loss)		67	(4)	106	(10)
Non-operating (expense) income:
Finance costs		(13)	(13)	(26)	(27)
Costs on early debt extinguishment		—	(25)	—	(25)
Foreign exchange loss on Ainsworth Notes		—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	4
Merger transaction costs	1	—	(1)	—	(8)
Severance costs related to Merger	1	—	(2)	—	(2)

Earnings (loss) before income tax		54	(45)	80	(96)
Income tax (expense) recovery		(10)	22	(13)	36

Earnings (loss)		$44	$(23)	$67	$(60)

Earnings (loss) per common share
Basic and Diluted	10	$0.51	$(0.27)	$0.78	$(0.70)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Earnings (loss)	$44	$(23)	$67	$(60)
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligation	(8)	13	(12)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(6)	5	(11)	(33)
Net gain on Euro cash flow hedge	—	1	—	1

Other comprehensive (loss) income, net of tax	(14)	19	(23)	(28)

Comprehensive income (loss)	$30	$(4)	$44	$(88)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
Share capital
Balance, beginning of period		$1,335	$1,332	$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	2	2	3	3

Balance, end of period		$1,337	$1,334	$1,337	$1,334

Merger reserve
Balance, beginning and end of period	8	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$10	$10	$10	$9
Stock-based compensation	8	—	—	—	1

Balance, end of period		$10	$10	$10	$10

Retained deficit
Balance, beginning of period		$(543)	$(511)	$(559)	$(463)
Earnings (loss)		44	(23)	67	(60)
Common share dividends		(6)	(17)	(13)	(28)

Balance, end of period(i)		$(505)	$(551)	$(505)	$(551)

Accumulated other comprehensive loss
Balance, beginning of period		$(179)	$(169)	$(170)	$(122)
Other comprehensive (loss) income		(14)	19	(23)	(28)

Balance, end of period	8	$(193)	$(150)	$(193)	$(150)

Shareholders’ equity		$553	$547	$553	$547

(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013				$(263)	$(263)
All other retained deficit				(242)	(288)

				$(505)	$(551)

Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jun 25 and Jun 27 (US $ millions)	Note	Q2 2016	Q2 2015	6 mos 2016	6 mos 2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$44	$(23)	$67	$(60)
Items not affecting cash:
Depreciation and amortization		24	22	45	43
Deferred income tax		8	(23)	10	(34)
Gain on derivative financial instrument on Ainsworth Notes		—	—	—	(4)
Foreign exchange loss on Ainsworth Notes		—	—	—	28
Other items	11	(3)	14	6	14

		73	(10)	128	(13)
Net change in non-cash operating working capital balances	11	10	7	(43)	(41)
Net change in tax payable (receivable)		—	—	1	(1)

		83	(3)	86	(55)

Investing activities
Investment in property, plant and equipment		(21)	(15)	(34)	(28)
Investment in intangible assets		(2)	(1)	(3)	(2)

		(23)	(16)	(37)	(30)

Financing activities
Common share dividends paid		(7)	(17)	(13)	(27)
Accounts receivable securitization (repayments) drawings, net	3	(55)	5	(30)	50
Issue of common shares		2	1	2	1
Repayment of bank advances		—	(3)	—	—
Issuance of debt		—	315	—	315
Debt issue costs		—	(6)	—	(6)
Repayment of debt		—	(315)	—	(315)
Premium on early debt extinguishment		—	(13)	—	(13)

		(60)	(33)	(41)	5

Foreign exchange revaluation on cash		(2)	10	(5)	(2)

Cash
(Decrease) increase during period		(2)	(42)	3	(82)
Balance, beginning of period		14	52	9	92

Balance, end of period		$12	$10	$12	$10

(See accompanying notes, including note 11 for supplemental cash flow information)